Exhibit 99.1

Algoma Steel donates C$120,000 to support United Way’s Harvest Algoma

September 19, 2023

SAULT STE. MARIE, Ontario, Sept. 19, 2023 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today that as part of its longstanding support of the United Way, it is making a C$120,000 donation spread over three years to the United Way’s Harvest Algoma project.

The United Way’s Harvest Algoma, a hub for food rescue, preparation and production, gathers food donations and distributes them across the community of Sault St. Marie to over 70 partner agencies. Algoma’s donation follows a call for community support to help Harvest Algoma secure a three-year funding commitment required to continue operations.

Michael Garcia, the Company’s Chief Executive Officer, commented, “We are proud to join with others in our community to enable Harvest Algoma to continue its vital work fostering food security. We believe in building better lives together and are inspired by the work of Harvest Algoma to facilitate a cross community effort to help feed local families.”

Algoma is a founding and leading corporate supporter of the United Way. The partnership, which dates back more than 60 years, is driven by the passion of Algoma’s employees to mobilize collective action to improve lives and build community.

Further details of Algoma’s community investment program are available in Algoma’s recently published Environmental Social and Governance Report available at www.algoma.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of the Company’s business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s working towards lower carbon emissions and objectives to become one of North America’s leading producers of green steel and to deliver value. In some cases, readers can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “target,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “design,” “aim,” “determine,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions.

Forward-looking statements are based on management’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to management. There are important factors that could cause the Company’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors described under “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in the Company’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the United States Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Communications contact:

Laura Devoni

Director - Corporate Affairs & Sustainability

Algoma Steel Inc.

Tel: 1.705.255.1202

Fax: 1.705.945.2203

E-mail: communications@algoma.com